Clearfield, Inc.

7050 Winnetka Avenue North, Suite 100

Brooklyn Park, MN 55428

September 19, 2018

VIA EDGAR

Robert Littlepage, Accountant Branch Chief

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Clearfield, Inc. (the “Company”)
Form 10-K for the year ended September 30, 2017 filed November 15, 2017
File No. 000-16106

Ladies and Gentlemen:

This letter is in response to your letter of September 12, 2018 commenting on the Company’s Form 10-K for the year ended September 30, 2017 filed November 15, 2017. We have repeated the comment from your letter below, followed by our response.

Item 1. Business

Major Customers and Financial Information about Geographic Areas, page 5

1. Identify your material customers. See Item 101(c)(1)(vii) of Regulation S-K.

RESPONSE: Please be advised that “Customer A” is Power & Tel Supply Company and “Customer B” is Graybar Electric Company, Inc. In the future, the Company will comply with Item 101(c)(1)(vii) of Regulation S-K to the extent applicable.

* * * * *

If you have any further comments or questions regarding this response, please contact the undersigned at (763) 476-6866 or by e-mail at dherzog@clfd.net. Thank you for your attention to this matter.

Very truly yours,

CLEARFIELD, INC.

/s/ Daniel Herzog
Daniel Herzog
Chief Financial Officer

cc:	Inessa Kessman, Staff Accountant
Gregory Dundas, Staff Attorney
Larry Spirgel, Assistant Director